Contact

www.linkedin.com/in/michael-tregub-02397513 (LinkedIn)

Top Skills

Telephone Skills
Technical Writing
Technical Training

Languages

Russian
Ukrainian

Michael Tregub

Director of Technical Services La Cornue at Middleby Residential
Huntington Beach, California, United States

Summary

Experienced Field Service Manager with a demonstrated history of working in the consumer goods industry. Strong support professional skilled in Marketing Management, Negotiation, Budgeting, Consumer Products, and Technical Support.

Experience

Middleby Residential

Director of Technical Services, La Cornue
January 2018 - Present (8 years 1 month)
Los Angeles, CA, USA

Managing La Cornue USA Technical Services, Manufacturer Warranty Operation and LC National Service Network in all aspects of Business.

Purcell Murray Company

La Cornue Field Service Manager
October 2007 - December 2017 (10 years 3 months)
Greater Los Angeles Area, CA, USA

Creating/Recruiting La Cornue national Service network
Technical Training of Service Companies
Creating the Technical Service manuals
Providing Technical Support
Approving labor rates, parts orders, etc. while watching budget
Communication with Factory development and manufacturing engineering and quality control
Supporting Dealers/Retailers with Technical Information

BSH Home Appliances

7 years 10 months

Bosch/Gaggenau Technical Specialist
December 1999 - September 2007 (7 years 10 months)

After Sales Servicing, Training and Technical Support for Bosch & Gaggenau brands of appliances in North America.

Technical Specialist
December 1999 - September 2007 (7 years 10 months)

Technical Support

Technical Training Classes

Communication with factory engineering

Creating the Service manuals

Checking and evaluation the returned product

Work closely with Gaggenau marketing and sales team at the Trade Shows

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Education

San Diego City College
Certificate of Completion, Appliance and Refrigeration · (1991 - 1992)

Odesa National University of Technology
MS, Mechanical Engineering · (1980 - 1985)

California State University-Long Beach
Certificat of Completion, Fundamentals of Technical Writing course · (2009)